EXHIBIT 99.2

PACIFIC THERAPEUTICS LTD.

MANAGMENTS’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three-Month Ended March 31, 2014

Overview

This MD&A has been prepared as of May 28, 2014 and the following information should be read in conjunction with the Issuer’s un-audited financial statements for the quarter ended March 31, 2014 together with the notes thereto. The Issuer’s financial statements for the period have been prepared in accordance with International Financial Reporting Standards (IFRS). This discussion contains forward-looking statements that involve certain risks and uncertainties. Statements regarding future events, expectations and beliefs of management and other statements that do not express historical facts are forward-looking statements. In this discussion, the words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “potential” and similar expressions, as they relate to the Issuer, its business and management, are intended to identify forward looking statements. The Issuer has based these forward-looking statements largely on its current expectations and projections about future events and financial trends affecting the financial condition of the business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

Except as may be required by applicable law or stock exchange regulation, the Issuer undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements. If the Issuer updates one or more forward-looking statements, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements. Additional information relating to the Issuer, is available by accessing the SEDAR website at www.sedar.com.

Business Overview and Strategy

The Issuer is a development stage specialty pharmaceutical company. The Issuer is focused on developing late stage clinical therapies and in-licensed novel compounds for Fibrosis, Erectile Dysfunction (ED) and other indications. The Issuer’s lead compound for Fibrosis, PTL-202 is a combination of already approved drugs with a well established safety profile. PTL-202 has completed an initial clinical trial. The Issuer’s lead product for Erectile Dysfunction PTL-2015 is an oral dissolving version of a top selling therapy for ED. PTL-2015 has completed a pilot bioavailability study in humans. The Issuer’s pipeline includes PTL-303, a novel drug for the treatment of Liver Cirrhosis.  PTL-303 has shown efficacy in cellular assays.

The Issuer will continue to operate virtually, outsourcing all non-core activities such as pre-clinical research and clinical trials and manufacturing. The Issuer will continue to build core skills in managing clinical development of therapies, licensing and commercialization. The Issuer will use its skills, taking in-licensed approved and late stage drug candidates through mid stage human clinical trials. The Issuer currently is focused on therapies for rare fibrosis indications including Idiopathic Pulmonary Fibrosis (IPF), Liver Cirrhosis, Scleroderma Associated Pulmonary Fibrosis, Lung Transplant Rejection as well as ED. The Issuer’s strategy is to sell or out-license its product candidates and technologies after completing Phase 2 clinical trial proof of principal studies. At this stage of development the value of product candidates has been maximized in relation to the capital spent to develop them. In the case of PTL-2015 the strategy is to complete the required clinical trials and register the product for marketing approval prior to out licensing.

Overall Performance

The Issuer will continue to operate virtually, outsourcing all non-core activities such as pre-clinical research and clinical trials and manufacturing.

Corporate Highlights

During the first three months of 2014 the Issuer accomplished the following:

•
On January 6, 2014, the Company extended the expiry date of 2,473,334 share purchase warrants exercisable to purchase one common share of the Company at an exercise price of $ $0.15 per share from the original expiry date of January 31, 2014 to July 31, 2014. The warrants were issued in connection with the Company’s ISA financing in 2011.

•
On January 6, 2014, the Company extended the expiry date 600,000 share purchase warrants exercisable to purchase one common share of the Company at an exercise price of $0.15 per share for the original expiry date of May 16, 2014 to November 16, 2014. The warrants were issued in connection with the Company’s ISA financing in 2011.

•
On January 6, 2014, the Company extended the expiry date 60,000 share purchase warrants exercisable to purchase one common share of the Company at an exercise price of $0.25 per share from the original expiry date of February 28, 2014 to August 28, 2014. The warrants were issued in connection with the private placement in February 28, 2011.

•
On January 10, 2014, the Company engaged Gale Capital Corp. for investor relation services. The term of the contract is for one year for fees of $10,000 lump sum up-front payment and $2,500 per month there after and may be terminated by either party after three months.

•
On January 10, 2014, the Company granted 400,000 stock options to advisors and consultants of the Company to purchase common shares of the Company for proceeds of $0.10 per common share expiring January 10, 2017.

•
On March 7, 2014 the Company issued 525,000 stock options to directors, officers, advisors and consultants of the Company to purchase common shares of the Company for proceeds of $0.10 per common share expiring March 7, 2019.

Selected Financial Information

The financial information reported here has been prepared in accordance with IFRS. The Issuer uses the Canadian dollar (CDN) as its reporting currency. Selected un-audited financial data for interim operations of the Issuer for the three months ended March 31, 2014, March 31, 2013 and March 31, 2012 is presented below:

Selected Statement of Operations Data

Period ended	Three Months ended March 31, 2014 (1)	Three Months ended March 31, 2013 (1)	Three Months ended March 31, 2012 (1)
Total revenues	$Nil	$Nil	$Nil
Net and Comprehensive loss	$(174,225)	$(174,535)	$(147,137)
Basic loss per share	$(0.00)	$(0.01)	$(0.01)
Diluted loss per share (Unaudited)	$(0.00)	$(0.01)	$(0.01)
Weighted average shares	37,456,825	23,526,825	20,966,447
(1) Financial data for the quarter prepared using IFRS

The net loss and comprehensive loss from operations of $174,225 for the three months ended March 31, 2014 decreased when compared to the loss and comprehensive loss from operations of $174,535 for the three months ended March 31, 2013.  The decreased loss is primarily due to a decrease in advertising and promotion, derivative liability, write-off of a license and investor relations in the three month period ended March 31, 2014 as compared to the three month period ended March 31, 2013. These decreased expenses were offset by an increase in stock based compensation, insurance costs and professional fees in the three months ended March 31, 2014.

Selected Balance Sheet Data

Period ended	March 31, 2014(1)	December 31, 2013(1)
Cash & Equivalents	$10,220	$180,692
Current assets	60,679	224,688
Property and equipment (net of depreciation)	2,038	2,443
Patents & Licenses (net of amortization)	59,579	59,913
Total Assets	122,296	287,044
Current liabilities	664,725	727,188
Non-Current liabilities	Nil	$Nil
Total liabilities	664,725	727,188
Working Capital	$(604,046)	$(502,500)
(1) Financial data prepared using IFRS

Cash and equivalents decreased in the first three months by $170,472 from $180,692 on December 31, 2012 to $10,220 as of March 31, 2014.

Comparison of the Quarters ending March 31, 2014, March 31, 2013 and March 31, 2012

As the focus of management during the first three months of 2014 was on preparing for further clinical trials of PTL-202 and PTL-2015 no revenues were realized.

Revenues

The Issuer has no drug therapies approved or for sale and has not generated any revenue from the sale of drug therapies.  The Issuer has not recognized any revenue since inception through March 31, 2014.  The Issuer does not expect to receive any revenues until after the completion of the Phase 2 trial of PTL-202 or the approval for marketing of PTL-2015.

The Issuer’s revenues will be earned through upfront payments from licenses, milestone payments included in-licenses and royalty income from licenses.  The Issuer’s revenues will depend on out licensing the Issuer’s drug candidates to suitable development and commercialization partners and its partners’ abilities to successfully complete clinical trials and commercialize the Issuer’s drug candidates worldwide.

Expenses

The net loss and comprehensive loss from operations for the three months ended March 31, 2014 was $174,225 (March 31, 2013 - $174,535) a favorable variance of $310. The decreased loss is primarily due to a license write-off of $42,510 in the three month period ended March 31, 2013, decrease in investor relations of $22,500, loss on derivative liability of $18,950 and a decrease in advertising and promotion of $8,655. These decreases were offset by increases in stock based compensation in 2014 of $71,940 as the Company issued 925,000 options to directors, officers, advisors and consultants of the Company to purchase common shares of the Company for proceeds of $0.10 per common share, 400,000 options expire January 10, 2017 and 525,000 options expire march 2, 2019, decrease in professional fees and wages of $16,305 and increase travel costs of $3,835.

The net loss and comprehensive loss from operations for the three months ended March 31, 2013 was $174,535 (March 31, 2012 - $147,137) an unfavourable variance of $27,398. The increased loss is primarily due to an increase in license write-off of $42,510, advertising and promotion of $19,158, loss on the re-measurement of the component parts of the convertible note to fair value of $18,950, partially offset by a reduction in interest expense of $78,400.

Research & Development Expense

Research and development expense consists primarily of salaries for management of research contracts and research contracts for pre-clinical studies, clinical studies and assay development as well as the development of clinical trial protocols and application to government agencies to conduct clinical trials, including consulting services fees related to regulatory issues and business development expenses related to the identification and evaluation of new drug candidates. Research and development costs are expensed as they are incurred.

	Three Months ended March 31, 2014		Three Months ended March 31, 2013		Three Months ended March 31, 2012
Research and Development Expenses
Personnel, Consulting, and Stock-based Compensation	$	Nil	$	Nil	$10,441
License Fees and Subcontract research		Nil		Nil	Nil
Facilities and Operations		Nil		Nil	Nil
Less: Government contributions		Nil		Nil	6,508
Total	$	Nil	$	Nil	$3,933

For the three months ended March 31, 2014 research and development costs were $Nil (March 31, 2013 - $Nil) and for the three months ended March 31, 2012 research and development costs were $3,933. The decrease in research expense in 2014 and 2013 as compared to 2012 is due to a lack of funds to conduct clinical trials on PTL-202. The research and development costs for the three months ended March 31, 2012 were composed of $10,441 that was paid to IntelGenx under the development and commercialization agreement. This expense was offset by a $6,508 government grant.

During the next twelve months, subject to available funding the Issuer intends to test the bioavailability of a once a day formulation of PTL-2015, a treatment for erectile dysfunction. Also, during the next twelve months, subject to funding the Issuer intends to complete a dose escalating study of a once a day formulation of PTL-202 as well as develop data for chemistry, manufacturing and control for a regulatory submission. The pivotal study will include testing PTL-202 in humans for bio-equivalency and drug/drug interactions. These trials will be human trials of PTL-202 (Phase 1) and will be conducted in healthy individuals.

The Issuer contracted Biopharmaceutical Research Inc. (BRI) of Vancouver, BC to develop and qualify an analytical method to determine if any new molecules are created when Pentoxifylline and NAC are administered together as opposed to when they are delivered individually. This analytical method was used to analyze the blood samples from patients from the drug/drug interaction study in 2012 and will be used in the future pivotal study

The Issuer has entered into the IntelGenx Development and Commercialization Agreement for the formulation, pilot testing and manufacturing of PTL-202. The formulation services include; analytical characterization of the combination, pre-formulation trials, formulation development and pilot studies. Upon completion of the pilot studies, scale up and manufacturing process development a CRO will be contracted to develop data for regulatory submission.

Research and development expenses of approximately $250,000 are required for the pivotal trial scale-up and process development of PTL-202 and an additional $240,000 will be required for the pivotal clinical trial of the formulated product. The results of this work may provide the information required for a regulatory submission to move PTL-202 into a phase 2 study. The cost of the regulatory submission is budgeted at $280,000.

Additional financing will be required to complete the development and commercialize PTL-202. There is no assurance that such financing will be available or that the Issuer will have the capital to complete this proposed development and commercialization.

The Issuer was able to complete the formulation, drug/drug interaction study of PTL-202, analyzing the blood samples and analyzing the data from the drug/drug interaction trial in 2012 as planned.  The Issuer’s clinical development studies and regulatory considerations relating to PTL-202 are subject to risks and uncertainties that may significantly impact its expense estimates and development schedules, including:

•	the scope, rate of progress and cost of the development of PTL-202;
•	uncertainties as to future results of the drug/drug interaction study of PTL-202;
•	uncertainties as to future results of the formulation development and pilot study of PTL-202;
•	the issuers ability to enroll subjects in clinical trials for current and future studies;
•	the Issuer’s ability to raise additional capital; and
•	the expense and timing of the receipt of regulatory approvals.

In addition to the formulation and clinical development plans for PTL-202 the Issuer may begin development of PTL-303 for the treatment of Liver Cirrhosis. The Issuer will only be able to begin development of PTL-303 if additional funds are available. There is no guarantee that these funds will be available to the Issuer and, if they are available, they may not be available on acceptable terms. Development of PTL-303 may significantly impact the Issuer’s expense projections and development timelines.

Also the Issuer has plans to initiate a bioequivelancy study of PTL-2015 for ED and make application to a regulatory for marketing approval. The budget for the development of PTL-2015 is $500,000.

General and Administrative Expenses

General and administrative costs consist primarily of personnel related costs, non-intellectual property related legal costs, accounting costs and other professional and administrative costs associated with general corporate activities.

During the three months ended March 31, 2014 total general and administrative costs were $174,451 (March 31, 2013 - $112,175) an increase of $62,276. The inccreased loss is primarily due to options issued during the quarter valued at $71,940 using the Black-Scholes Option Pricing Model, an increase professional fees and salaries of $16,306 and increased travel expenses of $3,835, partly offset by a decrease in advertising and promotion of $8,655 and investor relations of $22,500.

During the three months ended March 31, 2013 total general and administrative costs were $112,175 (March 31, 2012 - $68,737) an increase of $43,438. The increased loss is largely due to an increase in advertising and promotion of $19,158, investor relations of $17,750 and professional fees of $6,903.

During 2014 and beyond, as PTL-202 and PTL-2015 begin clinical development and as operations are developed to move PTL-202, PTL-2015 and other drug candidates through the clinical trial process, general and administrative expenses will increase. Increases in personnel costs, professional fees and expenses related to additional equipment will make up a significant portion of these planned expenditures.

Intellectual Property and Intangible Assets

All license and option fees paid to licensors for intellectual property licenses are accrued to intangible assets on the Issuer’s financial statements.  In addition, any expenses for intellectual property protection including patent lawyers services fees and any filing fees with government agencies or the WIPO are accrued to intangible assets. There was a decrease in intangible assets in the first three months ended March 31, 2014 of $334 as compared to the year ended December 31, 2013, due to amortization for the period of $957 partly offset by patent license fee of $623.

There was a decrease in intangible assets in the first three months ended March 31, 2013 of $41,437 as compared to the year ended December 31, 2012. A write off of $42,510 the license fees that had been paid to Dalhousie University under a technology license and amortization for the period of $957 partially offset by additional license fees of $2,029.

Interest Expense/(Income)

The interest expense in the three months ended March 31, 2014 was $Nil (March 31, 2013 –$900). The interest expense decrease was due to payment of the Interwest loan.

The interest expense in the three months ended March 31, 2013 was $900 (March 31, 2012 – $78,400). The interest expense decrease was due to cancellation of the Irrevocable Subscription Agreements in 2012.

Profits

At this time, the Issuer is not anticipating profit from operations.  Until such time as the Issuer is able to realize profits from the out licensing of products under development, the Issuer will report an annual deficit and quarterly deficit and will rely on its ability to obtain equity/or debt financing to fund on-going operations. For information concerning the business of the Issuer, please see “Business Overview and Strategy”.

Stock Based Compensation

For the three months ended March 31, 2014 stock based compensation was $71,940 (March 31, 2013 - $Nil, March 31, 2012 - $Nil). The Company issued 925,000 options valued at $71,940 using the Black-Scholes option pricing model. Each option entitles the holder to purchase one common share at $0.10 for a period of 5 years.

Selected Quarterly Information

	March 31, 2014 $	December 31, 2013 $	September 31, 2013 $	June 30, 2013 $	March 31, 2013 $	December 31, 2012 $	September 31, 2012 $	June 30, 2012 $
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	(174,225)	(308,767)	(104,895)	(152,648)	(174,535)	(205,919)	(163,356)	(89,056)
Loss per Share basic and diluted	(0.00)	(0.01)	(0.00)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Cash	10,220	180,692	7,523	1,927	7,220	9,854	36,004	2,486
Total Assets	122,296	287,043	136,900	78,413	121,075	206,533	280,629	197,091
Non-Current Liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Liquidity and Capital Resources

At March 31, 2014, the Issuer had cash and cash equivalents of $10,220 (December 31, 2013 - $180,692) and a working capital deficit of $604,046 (December 31, 2013 – deficit $502,500). Working capital is defined as current assets less current liabilities.

The Issuer’s Cash flows from financing activities during the three months ended March 31, 2014 consisted of repayment of a promissory note and interest of $30,900. In the three months ended March 31, 2013 the Company received $52,970 from issuance of common shares and repaid a demand loan of $22,000, with receipts from a promissory note and warrants generating $6,452. In the three months ended March 31, 2012 the Company received $24,000 from shareholder loans and $10,000 from issuance of common shares.

Cash utilized in operating activities during the three months ended March 31, 2014 was $138,949 (March 31, 2013 - $38,026, March 31, 2012 - $32,873). This difference between March 31, 2014 and March 31, 2013 was primarily due to a decrease in accounts payable of $64,268 and an increase in share based payments of $71,940.

At March 31, 2014, share capital was $2,699,210 comprising 37,456,825 issued and outstanding Common Shares (December 31, 2013 – $2,669,210 comprising 37,456,825 issued and outstanding Common Shares) as no shares were issued in the three months ended March 31, 2014.

Warrant and Option Reserves at March 31, 2014, is $195,644 (December 31, 2013 – $123,704) the increase is the result of the Company issuing 925,000, $0.10 options valued at $71,940 using the Black-Scholes option pricing model.

As a result of the net loss for the period ending March 31, 2014 of $174,225 (March 31, 2013 - $174,534, March 31, 2012 - $147,137), the deficit at March 31, 2014 increased to $3,437,283 from $3,263,058 as at December 31, 2013.

At present, the Issuer’s operations do not generate cash inflows and its financial success after March 31, 2014 is dependent on management’s ability to continue to obtain sufficient funding to sustain operations through the development stage and successfully bring the Issuer’s technologies to the point that they may be out licensed so that the Issuer achieves profitable operations. The research and development process can take many years and is subject to factors that are beyond the Issuer’s control.

In order to finance the Issuer’s future research and development and to cover administrative and overhead expenses in the coming years the Issuer may raise money through equity sales.  Many factors influence the Issuer’s ability to raise funds, including the Issuer’s track record, and the experience and calibre of its management.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of research activities.  Management believes it will be able to raise equity capital as required in the long term, but recognizes there will be risks involved that may be beyond their control.  Should those risks fully materialize, it may not be able to raise adequate funds to continue its operations.

Off Balance Sheet Arrangements

There are currently no off balance sheet arrangements which could have an effect on current or future results or operations or the financial condition of the Company.

Transactions with Related Parties

•	Consulting and accounting fees were paid or accrued to Derick Sinclair the Company’s Chief Financial Officer and a shareholder of $10,500 during the 3 months ended March 31, 2014.
•	Legal fees of $7,600 were paid to a director of the Company.
•	Salary was paid or accrued to Doug Unwin the Company’s Chief Executive Officer and a shareholder of $40,000 during the 3 months ended March 31, 2014.
•
500,000, 5 year $0.10 incentive stock options that vested at date of grant to officers and directors of the Company. The options were assigned a fair value of $39,967 using the Black-Scholes Pricing Model.

Subsequent Events

On May 15, 2014 the Company announce that it had entered into an advisory agreement with TriPoint Global Equities LLC (“TriPoint”), a FINRA member firm. TriPoint is a global investment bank focused on assisting fast growing companies. The Company has issued to TriPoint warrants to purchase 700,000 shares at a price of $0.10 per share. The warrants expire on May 14, 2016.

Proposed Transactions

As at the date of this prospectus there are no transactions currently contemplated by the Issuer.

Financial Instruments and Other Instruments

The Issuer’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, amounts due to shareholders, irrevocable subscriptions and Class B Series I Preferred Shares.  Unless otherwise noted, it is management’s opinion that the Issuer is not exposed to significant interest, currency or credit risks arising from financial instruments.  Amounts due to shareholders, irrevocable subscriptions and Class B Series I Preferred Shares are classified as financial liabilities and are carried at amortized cost. The fair value of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying value due to their short-term maturity or capacity for prompt liquidation.

Disclosure of Outstanding Share Data

As at March 31, 2014, the Issuer had an unlimited number of authorized common shares with 37,456,825 common shares issued and outstanding.

As at March 31, 2014 the issuer had 2,825,000 (December 31, 2013 - 1,900,000) options outstanding. During the three months ended March 31, 2014 the Company issued 525,000 5 year $0.10 options to certain officers, directors, employees and consultants. The 2,825,000 options entitles the holder to purchase one common share at exercise prices ranging from $0.10 to $0.27 and expiry dates range from November 4, 2014 to March 7, 2019.

As at March 31, 2014 the Issuer had 18,219,836 warrants and 2,825,000 options outstanding. The following table shows the details for the outstanding warrants and options.

Description of Security (include conversion / exercise terms, including conversion / exercise price)	Number of convertible / exchangeable securities outstanding	Number of listed securities issuable upon conversion / exercise
2011 bonus warrants issued as an inducement for the Irrevocable Subscription Agreements, 1 whole warrant per unit exercisable at $0.15 up until July 31, 2014	2,333,334	2,333,334
2011 Unit warrants, 1 whole warrant per unit exercisable at $0.15 up until July 31, 2014	140,000	140,000
2011 Unit warrants, 1 whole warrant per unit exercisable at $0.15 up until August 28, 2014	60,000	60,000
2011 bonus warrants issued as an inducement for the Irrevocable Subscription Agreements, 1 whole warrant per unit exercisable at $0.15 up until November 16, 2014	600,000	600,000
2012 Unit Warrants, 1 whole warrant per unit exercisable at $0.22 up until June 20, 2014	732,670	732,670
2012 Finder Warrants, 1 whole warrant per unit exercisable at $0.22 up until June 19, 2014	56,666	56,666
2012 Unit Warrants 1 whole warrant per unit exercisable at $0.22 up until September 21, 2014	747,166	747,166
2013 Bonus Warrants 1 exercisable at $0.22 up until September 24, 2014	200,000	200,000
2013 Unit Warrants 1 whole warrant per unit exercisable at $0.22 up until February 12, 2015	1,000,000	1,000,000
2013 Unit Warrants 1 whole warrant per unit exercisable at $0.22 up until May 1, 2015	1,300,000	1,300,000
2013 Unit Warrants 1 whole warrant per unit exercisable at $0.10 up until October 8, 2016	2,250,000	2,250,000
2013 Unit Warrants 1 whole warrant per unit exercisable at $0.10 up until October 18, 2016	2,020,000	2,020,000
2013 Unit Warrants 1 whole warrant per unit exercisable at $0.10 up until November 5, 2016	6,780,000	6,780,000
Options expiring November 4, 2014 with an exercise price of $0.27	150,000	150,000
Options expiring March 5, 2015 with an exercise price of $0.27	375,000	375,000
Options expiring July 3, 2017, with an exercise price of $0.10	475,000	475,000
Options expiring December 21, 2017 with an exercise price of $0.10	450,000	450,000
Options expiring April 4, 2018 with an exercise price of $0.10	350,000	350,000
Options expiring September 16, 2018 with an exercise price of $0.10	100,000	100,000
Options expiring January 10, 2017 with an exercise price of $0.10	400,000	400,000
Options expiring March 2, 2019 with an exercise price of $0.10	525,000	525,000